UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32970

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alberto Culver 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Alberto Culver Company Retirement Plans’ Committee and

Administrator of the Alberto Culver 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto Culver 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and Schedule H, Line 4a — Delinquent Participant Contributions as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 29, 2010

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$76,679,701	53,758,338
Fully benefit-responsive investment contracts, at fair value	41,069,747	38,085,762

Total investments, at fair value	117,749,448	91,844,100

Participant loans	2,581,391	2,091,690

Receivables:
Employer contributions	2,401,760	2,155,409
Participant contributions	—	4,963

Total receivables	2,401,760	2,160,372

Net assets available for benefits before adjustments	122,732,599	96,096,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(81,976)	2,131,517

Net assets available for benefits	$122,650,623	98,227,679

See accompanying notes to financial statements.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Additions:
Investment income (loss):
Net appreciation/(depreciation) in fair value of investments	$16,445,710	(18,922,750)
Dividends and interest income	1,351,569	327,716
Interest on participant loans	151,130	116,603

Total investment income (loss)	17,948,409	(18,478,431)

Contributions:
Plan merger - profit sharing plan	—	48,589,499
Employer	7,582,861	6,085,620
Participant	6,879,723	6,560,554

Total contributions	14,462,584	61,235,673

Total additions	32,410,993	42,757,242

Deductions:
Benefits paid to participants	(7,957,250)	(6,079,041)
Administrative fees	(30,799)	(11,216)

Total deductions	(7,988,049)	(6,090,257)

Net increase	24,422,944	36,666,985

Net assets available for benefits at beginning of year	98,227,679	61,560,694

Net assets available for benefits at end of year	$122,650,623	98,227,679

See accompanying notes to financial statements.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Alberto Culver 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The original name of the Plan was the Alberto-Culver 401(k) Savings Plan (the 401(k) Plan) and it was established on January 1, 1994 as a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company) and its participating subsidiaries. Effective September 30, 2008 (the Merger Date), the Alberto-Culver Company Employees’ Profit Sharing Plan (the Profit Sharing Plan) was merged with and into the 401(k) Plan, with the Plan as the survivor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the administrator of the Plan.

Prior to July 15, 2008, Prudential Bank & Trust Company, FSB (Prudential) was the trustee and custodian and provided record keeper services to the Plan. On July 15, 2008 (the Trustee Transfer Date), Wells Fargo Bank, N.A. (Wells Fargo) was appointed by the Company as the successor trustee, custodian and record keeper to the Plan.

On the Trustee Transfer Date, Prudential transferred to Wells Fargo the assets of the 401(k) Plan. The asset transfer from Prudential to Wells Fargo amounted to $49,586,118 in cash from the liquidation of assets held in Prudential pooled separate accounts (and a small amount of cash attributable to partial shares held for investment of the Company and Sally Beauty Holdings, Inc. (Sally Beauty) common stocks). In addition, on the Trustee Transfer Date, Prudential transferred 143,848 and 56,510 shares of the Company and Sally Beauty common stocks, respectively. The market value of the Company and Sally Beauty common stocks, using the previous trading day’s closing market prices, was $3,594,762 and $396,135, respectively. Outstanding participant loans totaling $1,193,525 were also transferred from Prudential to Wells Fargo on the Trustee Transfer Date.

As of the Merger Date, $48,589,499 in Profit Sharing Plan assets merged with and into the 401(k) Plan. The Profit Sharing Plan’s assets included $47,808,783 invested in the Plan’s available investment options and $780,716 in outstanding participant loans. Participant accounts remained invested according to their investment instructions on record with the Plan as of the Merger Date.

(b)	Participation

Employees who are at least 21 years of age may participate in the Plan. On December 31, 2009 and 2008, there were 1,484 and 1,469 participants or beneficiaries with account balances in the Plan, respectively.

(c)	Contributions

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 100% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code).

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Highly compensated participants, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make rollover contributions from other qualified plans or rollover IRAs.

The 401(k) Company contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2009 and 2008, the Company matched $0.50 on each pre-tax dollar contributed to the Plan up to 6% of eligible participant compensation for non-collectively bargained participants.

An annual discretionary Company profit sharing contribution is made to the Plan upon approval from the Company’s Board of Directors, and is allocated to participants who meet the eligibility requirements above and are employed by the Company as of the last day of the Company’s fiscal year, which is September 30. The annual Company contribution is credited to a participant’s account on a pro rata basis based on a participant’s eligible compensation.

For employees of the Company belonging to the United States Steelworkers of America – Local 9777 Chapter (Local 9777), the Company makes a matching contribution of $1.00 for each dollar contributed up to 2% of eligible compensation. The Company also makes a nonelective contribution equal to 2% of eligible compensation to each eligible Local 9777 employee’s individual account in the Plan. These Company contributions are contributed annually based upon an eligible Local 9777 employee’s eligible compensation accumulated during the year.

(d)	Participant Accounts

Each participant’s account is credited with the Company’s contributions and an allocation of investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account into various investment funds offered by the Plan. Participants may reallocate their investments among the available investment alternatives at any time during the plan year. Dividend and interest income received on investments are reinvested in the same funds.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Vesting and Forfeitures

Participants become fully vested in all Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of vesting service	Vested percentage

Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

The vested percentage shall be 100% for an active participant on and after attainment of normal retirement age, death, or disability, as defined by the Plan.

If a participant terminates employment with the Company, the participant’s nonvested portion of Company contributions and earnings thereon are forfeited.

Forfeited amounts attributable to Company matching contributions, the 2% nonelective contribution and the related earnings are used to reduce future Company matching contributions to the Plan. For the plan years ended December 31, 2009 and 2008, forfeiture amounts used in this regard were $22,467 and $142,522, respectively.

Forfeited amounts attributable to Company profit sharing contributions and the related earnings are allocated to eligible participant accounts in accordance with the provisions of the Plan. For the plan years ended December 31, 2009 and 2008, forfeiture amounts allocated to eligible participants were $18,328 and $436,043, respectively.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one-year breaks in service and has met the requirements set forth by the Plan.

(f)	Payment of Benefits

Upon termination of employment, including termination due to disability, death, or retirement, a participant or his or her beneficiary may elect to receive a lump sum payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive Company common stock (to the extent the participant’s account is invested in the Company Stock Fund), a direct rollover, or, if the participant’s account balance is at least $5,000 in value, leave his or her account balance with the Plan.

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in their accounts. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pre-tax contributions made to the Plan.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, up to a ten year period for repayment is allowed. Participant loans must be at least $500 and are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account. All loans are secured by the balance in the participant’s account and bear a commercially reasonable fixed rate of interest, which the Company has determined to be the prime rate plus 1% at the time the loan is made. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months. The maximum number of loans a participant can have outstanding at a time is two.

Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. At December 31, 2009 and 2008, interest rates on outstanding loans ranged from 4.0% to 10.5%. At December 31, 2009 and 2008, the number of participants with outstanding loans was 339 and 348, respectively.

(h)	Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan administration, short-term trading fees, and all other investment expenses are paid directly from participant accounts in the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

(b)	Asset Valuation and Income Recognition

The shares of registered investment companies are valued at quoted market prices. Common stock, including the Company’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their amortized cost, which approximates fair value.

The Wells Fargo Stable Return Fund G (the Stable Return Fund), a common/collective trust fund, is stated at fair value with the related adjustment amounts from contract value disclosed in the Statements of Net Assets Available for Benefits at December 31, 2009 and 2008. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account (excluding the Prudential Principal Preservation Separate Account

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(PPSA)). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation/(depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as those held during the year. Purchases and sales of investments are recorded on their trade dates. Interest and dividends are recorded when earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Stable Return Fund. The Statement of Net Assets Available for Benefits presents the fair value of the Stable Return Fund and the adjustment from fair value to contract value.

The Stable Return Fund invests in cash equivalents and investment contracts, such as traditional guaranteed investment contracts (GICs), bank insurance contracts and security-backed contracts issued by insurance companies and other financial institutions, and the fund carries its investments at contract value. The contract value of GICs represents contributions made under the contract less any participant-directed withdrawals plus accrued interest that has not been received by the issuer. The fair value of a security-backed contract includes the value of the underlying securities, accrued interest on the underling portfolio assets and the value of the wrapper contract. The Stable Return Fund is fully benefit-responsive, which means withdrawals from this investment may be made at contract value for qualifying benefit payments, including participant-directed transfers. The yield earned by the Stable Return Fund at December 31, 2009 and 2008 was 3.40% and 5.29%, respectively. This represents the annualized earnings of all investments in the fund. The yield earned by the Stable Return Fund with an adjustment to reflect the actual interest rate credited to participants invested in the fund at December 31, 2009 and 2008 was 3.32% and 4.10%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis.

The PPSA is an insurance product offered through a group annuity contract with Prudential Retirement Insurance and Annuity Company (PRIAC), which is “evergreen” in nature and has no maturity date. The PPSA provides a constant “open window” for participant-directed deposits and withdrawals. As such, the contract does not provide for any predetermined schedules of cash flows as there would be for a traditional GIC. The PPSA offers a full guarantee of principal and interest by PRIAC. Assets to support the contractual guarantees are held in a nonunitized commingled separate collateral account of PRIAC. The value of the PPSA is stated at contract value, which equals fair value given the specific characteristics of the product. Interest crediting rates for the PPSA are declared by PRIAC in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The interest crediting rates are not based on the performance of the collateral account. For the year ended December 31, 2008, the average yield and crediting interest rates were approximately 3.90%. As of the Trustee Transfer Date, there were no longer Plan assets invested in the PPSA.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

As of the Trustee Transfer Date, Company common stock and Sally Beauty common stock investments converted to unitized stock funds and began to be tracked on a unitized basis. Each unitized stock fund consists of shares of the applicable common stock and a small percentage of cash (typically 1% to 3%) invested in the Wells Fargo Advantage Cash Investment Fund, sufficient to meet daily cash needs. For each fund, the value of a unit reflects the combined market value of the applicable common stock and the cash investment held by the unitized stock fund. As of the Trustee Transfer Date, each unit in the unitized stock funds was set at $10.00. At December 31, 2009, there were 1,029,436 units with a fair value of $11.66 per unit outstanding in the Company Stock Fund. Effective September 30, 2009, the Sally Beauty Stock Fund was no longer an investment offered in the Plan. At December 31, 2008, there were 1,096,814 units with a fair value of $9.81 per unit outstanding in the Company Stock Fund and 179,106 units with a fair value of $8.19 per unit outstanding in the Sally Beauty Stock Fund.

The carrying value of cash and receivables approximates fair value given the short maturities of those instruments.

(c)	Recently Adopted Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162.” SFAS No. 168 establishes the FASB Accounting Standards Codification™ (the Codification) as the sole source of authoritative accounting principles recognized by the FASB. The Codification is effective for interim and annual periods ending after September 15, 2009; therefore, all references to GAAP literature in this report have been updated to reflect the new Codification numbering system.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(e)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Recent market conditions have resulted in an unusually high degree of volatility and have increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(3)	Fair Value Measurements

On January 1, 2008, the Plan adopted the new accounting guidance related to fair value investments. This guidance, which is included in FASB Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements. The adoption did not have a material effect on the Plan’s financial statements. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

FASB ASC Topic 820 also classifies the inputs used to measure fair value into the following hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets;

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

•	Level 3 – Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management’s judgment and estimates.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008, respectively:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/collective trust fund	$—	41,069,747	—	41,069,747

Mutual funds	64,680,447	—	—	64,680,447

Company Stock Fund	11,999,254	—	—	11,999,254

Total investments measured at fair value	$76,679,701	41,069,747	—	117,749,448

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Common/collective trust fund	$—	38,085,762	—	38,085,762

Mutual funds	41,528,874	—	—	41,528,874

Company Stock Fund	10,762,887	—	—	10,762,887

Sally Beauty Stock Fund	1,466,577	—	—	1,466,577

Total investments measured at fair value	$53,758,338	38,085,762	—	91,844,100

The Plan’s valuation methodology used to measure fair values of the common stock investment funds and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common/collective trust fund is described in Note 2(b).

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Other Investment Related Disclosures

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
Stable Return Fund	$41,069,747	38,085,762
Company Stock Fund	11,999,254	10,762,887
Vanguard Morgan Growth Fund	8,971,174	6,215,268
Vanguard Institutional Index Fund	7,656,605	5,882,300

The contract value of the Stable Return Fund as of December 31, 2009 and 2008, which is a component of net assets available for benefits, totaled $40,987,771 and $40,217,279, respectively.

During the plan years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Pooled separate accounts	$—	(6,222,251)

Common/collective trust fund	1,339,487	564,792

Mutual funds	12,726,798	(11,922,053)

Company Stock Fund	2,045,519	(603,307)

Shares of Company Common Stock	—	47,943

Sally Beauty Stock Fund	333,906	(663,498)

Shares of Sally Beauty Common Stock	—	(124,376)

Net appreciation/(depreciation) in fair value of investments	$16,445,710	(18,922,750)

(5)	Party-In-Interest Transactions

The Company Stock Fund described in Note 2(b) is primarily invested in common stock of the Company and therefore, these transactions qualify as party-in-interest transactions. Party-in-interest investments held by the Plan included 400,703 shares and 427,809 shares of the Company’s common stock at December 31, 2009 and 2008, respectively, with a fair value of $11,736,591and $10,485,599, respectively. Dividend income earned on the Company’s common stock was $128,311 and $51,715 for the years ended December 31, 2009 and 2008, respectively.

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and assets of the Plan would be distributed to participants in proportion to their respective interests in the Plan.

(7)	Tax Status

As of the Trustee Transfer Date, the Company adopted a Volume Submitter Standardized Profit Sharing Plan with a Cash or Deferral Arrangement, which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008. Prior to the Trustee Transfer Date, the Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service, dated July 28, 2004. Both of the favorable opinion letters state that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and, therefore, qualifies under Section 401(a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Supplemental Schedule I

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par value, or number of shares/units	(d) Cost	(e) Current value
	Mutual Funds:
	American Funds EuroPacific Growth Fund	123,297 shares	a	$4,719,813
	Columbia Mid Cap Value Fund	265,737 shares	a	2,944,363
	Dodge & Cox International Stock Fund	147,929 shares	a	4,711,543
	Dodge & Cox Stock Fund	25,197 shares	a	2,422,413
	Fidelity Spartan Extended Market Index Fund	9,052 shares	a	275,195
	JP Morgan Small Cap Growth Fund	332,249 shares	a	2,917,143
	Morgan Stanley Mid Cap Growth Fund	84,060 shares	a	2,367,958
	PIMCO Total Return Fund	481,800 shares	a	5,203,445
	Vanguard Institutional Index Fund	75,079 shares	a	7,656,605
	Vanguard Morgan Growth Fund	189,585 shares	a	8,971,174
	Vanguard Target Retirement 2005	54,813 shares	a	601,851
	Vanguard Target Retirement 2010	34,761 shares	a	713,295
	Vanguard Target Retirement 2015	112,460 shares	a	1,271,921
	Vanguard Target Retirement 2020	77,687 shares	a	1,550,629
	Vanguard Target Retirement 2025	261,839 shares	a	2,964,022
	Vanguard Target Retirement 2030	102,372 shares	a	1,976,810
	Vanguard Target Retirement 2035	170,333 shares	a	1,979,271
	Vanguard Target Retirement 2040	72,302 shares	a	1,377,357
	Vanguard Target Retirement 2045	71,584 shares	a	860,436
	Vanguard Target Retirement 2050	7,535 shares	a	144,000
	Vanguard Target Retirement Income	34,673 shares	a	367,183
	Vanguard Wellington Fund	118,049 shares	a	5,881,181
*	Wells Fargo Advantage Small Cap Value	101,996 shares	a	2,802,839

				64,680,447

	Common Stock:
*	Alberto Culver Company Stock Fund	1,029,436 units	a	11,999,254

	Common/Collective Trust Funds:
*	Wells Fargo Stable Return Fund G	883,281 shares	a	41,069,747
	Adjustment from fair value to contract value for fully benefit-responsive investment contract			(81,976)

	Stable Return Fund at contract value			40,987,771

*	Participant loans	4.0% to 10.5%, maturing through 2019	—	2,581,391

				$120,248,863

Notes

* - Represents a party-in-interest as defined by ERISA.

a - Cost has been omitted, as all investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

ALBERTO CULVER

401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4a – Delinquent Participant Contributions

December 31, 2009

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Contribution Amount
Alberto-Culver USA, Inc.	Adopting Employer	Participant contributions for an employee were not funded within the time period described by DOL Regulation 2510.3-102. The August 29, 2008 participant contribution was deposited on March 16, 2009 and adjusted for earnings.	$993

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2010	Alberto Culver 401(k) and Profit Sharing Plan

	By:	/s/ Ralph J. Nicoletti
Alberto-Culver Company, Executive Vice President and Chief Financial Officer as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm